SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Subject Company)

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

Felipe Garcia Ascencio

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Press Release dated April 13, 2023 titled “Banco Santander México announces that its parent company, Banco Santander, S.A., issued a material fact announcement in connection with the tender offer”

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A., ISSUED A MATERIAL FACT ANNOUNCEMENT IN CONNECTION WITH THE TENDER OFFER

Mexico City, Mexico, April 13, 2023 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced to the investing public that Banco Santander, S.A. (“Banco Santander Spain”), majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Bank, issued a material fact announcement (hecho relevante or nota de prensa) in connection with the tender offer for the Series B shares and American Depositary Shares (ADSs) of Banco Santander México not already held by Banco Santander Spain, as attached hereto.

This material fact does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2022, Banco Santander México had total assets of Ps.1,844 billion under Mexican Banking GAAP and more than 21.3 million customers. Headquartered in Mexico City, the Company operates 1,345 branches and offices nationwide and has a total of 25,990 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México

Banco Santander, S.A. (“Banco Santander”), in compliance with the Mexican and U.S. Securities Market legislation, hereby communicates the following:

MATERIAL INFORMATION

On April 10, 2023, Banco Santander announced the expiration of concurrent cash tender offers in Mexico (the “Mexican Offer”) and the United States (the “U.S. Offer” and, together with the Mexican Offer, the “Tender Offers”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs” and jointly with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, and which collectively amount to approximately 3.76% of Santander Mexico’s outstanding share capital, for a purchase price of Ps.24.52 in cash per Series B Share, and U.S.$6.6876 in cash per ADS (i.e., the U.S. dollar equivalent of Ps.122.6 based on the U.S.$/Ps. exchange rate on April 10, 2023, as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)) (the “Purchase Price”).

Following the expiration of the two-trading-day period in connection with the guaranteed delivery process under the U.S. Offer, the final results of the Tender Offers are as follows:

Offer	Series B Shares validly tendered and not validly withdrawn(1)	% of total number of Series B Shares to which the Tender Offers were addressed(1)	% of Santander Mexico’s share capital(1)
Mexican Offer	91,666,658	35.91%	1.35%
U.S. Offer	152,639,655	59.80%	2.25%
Total	244,306,313	95.71%	3.60%

(1)	Includes Series B Shares represented by ADSs.

Banco Santander has accepted all of the Series B Shares and ADSs validly tendered and not validly withdrawn in the Tender Offers. Banco Santander expects to pay the Purchase Price for Series B Shares and ADSs accepted for purchase under the Tender Offers on April 13, 2023.

After giving effect to the completion of the Tender Offers, Banco Santander’s shareholding in Santander Mexico will increase from approximately 96.2% to approximately 99.8% of Santander Mexico’s share capital. As previously announced, based on Banco Santander’s ownership of Santander Mexico, Banco Santander and Santander Mexico intend to (i) deregister the Series B Shares from the Mexican National Securities Registry of the Mexican National Banking and Securities Commission (the “CNBV”) and delist such Series B Shares from the Mexican Stock Exchange, (ii) remove the ADSs from listing on The New York Stock Exchange (“NYSE”) and the Series B Shares and ADSs from registration with the U.S. Securities and Exchange Commission (“SEC”) (items (i) and (ii), collectively, the “Delisting”), and (iii) terminate the ADS Amended and Restated Deposit Agreement, dated as of October 1, 2022 (as further amended or amended and restated from time to time, the "Deposit Agreement"). The Delisting was approved on November 30, 2022 at the Extraordinary General Shareholders’ Meeting of Santander Mexico with the affirmative vote of 98.31% of the shares of Santander Mexico represented at such meeting.

Santander Mexico is notifying the NYSE today of its determination to withdraw the ADSs from listing on the NYSE and to withdraw the registration of the ADSs and the Series B Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A Form 25 will be filed with the SEC on or about April 24, 2023 to effect the delisting and withdrawal from registration under Section 12(b) of the Exchange Act. The Form 25 is expected to become effective 10 days after it is filed, unless it is withdrawn or the SEC postpones its effectiveness, at which point the ADSs will no longer trade on the NYSE. The last day of trading on the NYSE is expected to be May 4, 2023. Santander Mexico intends to file a Form 15 with the SEC to deregister with the SEC and terminate Santander Mexico’s U.S. reporting obligations once Santander Mexico confirms that the applicable conditions to do so are met.

Banco Santander and Santander México will promptly file with the CNBV and the BMV any additional documents (corporate or otherwise) that are necessary to achieve the deregistration of the Series B Shares from the Mexican National Securities Registry of the CNBV and the delisting of the Series B Shares from the Mexican Stock Exchange.

Additionally, today Santander Mexico is directing Citibank, N.A., as ADS Depositary (the “Depositary”), to terminate the Deposit Agreement. Upon receipt of such instruction, the Depositary will terminate the Deposit Agreement by distributing a notice of such termination to the holders of all ADSs outstanding fixing a date for such termination at least thirty (30) days after the date of the notice.

Santander Mexico has not arranged for the listing of ADSs on any other national securities exchange and has not made any arrangements for the quotation of ADSs in a quotation medium (as defined under applicable SEC rules and regulations).

Santander Mexico reserves the right, for any reason, to delay the filings mentioned herein, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, termination of the Deposit Agreement, deregistration and termination of its U.S. reporting obligations.

Pursuant to Mexican law, Banco Santander and Santander Mexico will incorporate a repurchase trust (fideicomiso) (a “Repurchase Trust”) on the date of the deregistration of the Series B Shares with the Mexican National Securities Registry of the CNBV. Holders of Series B Shares that remain outstanding following completion of the Tender Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares (the “Statutory Sell-out”). The Statutory Sell-out will be treated as a six-month subsequent offering period to the U.S. Offer. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer.

The U.S. Offer is subject to the terms and conditions set forth in the U.S. Offer to Purchase filed with the SEC and the Mexican Offer is subject to the terms and conditions set forth in the informative memorandum (folleto informativo), in each case, as amended from time to time.

Ciudad de México, April 13, 2023

Boadilla del Monte (Madrid), April 13, 2023

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, U.S. OFFER TO PURCHASE, THE TRANSACTION STATEMENT ON SCHEDULE 13E-3, SOLICITATION /RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE TENDER OFFERS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFERS AND THE STATUTORY SELL-OUT AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS AND THE STATUTORY SELL-OUT.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.gob.mx/cnbv. The U.S. offer to purchase and related materials may also be obtained for free by contacting the information agent for the Tender Offers.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the abilities of the parties to complete the Tender Offers, the Delisting, the cancellation of the Deposit Agreement, the incorporation of the Repurchase Trust and certain related matters (collectively, the “Transactions”) and the expected timing of completion of the Transactions, among other matters. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the parties and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transactions and related matters; prospective performance and opportunities; post-closing operations; the outlook for the business; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

A number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from Banco Santander’s or Santander Mexico’s expectations. Risks and uncertainties include, among other things, risks related to the Transactions, including uncertainties as to the timing of the Transactions; the possibility of business disruptions due to transaction-related uncertainty; uncertainties as to the availability of certain statutory relief under the U.S. securities laws; how many of Santander Mexico shareholders will tender their shares in the Transactions; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment, higher volatility in the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO, the Transaction Statement on Schedule 13E-3, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents related to the Transactions filed with the SEC by Banco Santander and/or Santander Mexico and as amended from time to time. All forward-looking statements are based on information currently available and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.